Exhibit 99.1

News Release 2018-14

Contact:

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces First Quarter 2018 Results

•	First quarter revenue of $543.8 million; $518.8 million excluding effects of new revenue recognition rules (ASC 606)

•	First quarter net loss attributable to Intelsat S.A. of $66.8 million

•	First quarter Adjusted EBITDA of $418.6 million or 77 percent of revenue; $392.3 million or 76 percent of revenue excluding effects of ASC 606

•	$8.6 billion contracted backlog, or $7.6 billion excluding the effects of ASC 606

Luxembourg, 1 May 2018

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite communications, today announced financial results for the three months ended March 31, 2018.

Intelsat reported total revenue of $543.8 million and net loss attributable to Intelsat S.A. of $66.8 million for the three months ended March 31, 2018.

In the first quarter of 2018, we adopted the provisions of the Financial Accounting Standards Board Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). As a result of the adoption of ASC 606, total revenue for the three months ended March 31, 2018 reflects $25.1 million primarily related to the significant financing component identified in our customer contracts.

Total revenue excluding the effects of ASC 606 was $518.8 million for the three months ended March 31, 2018.

Intelsat reported EBITDA1, or earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization, of $405.4 million and Adjusted EBITDA1 of $418.6 million, or 77 percent of revenue for the three months ended March 31, 2018. Total Adjusted EBITDA excluding the effects of ASC 606 was $392.3 million, or 76 percent of revenue, for the three months ended March 31, 2018.

Intelsat’s Chief Executive Officer, Stephen Spengler, said, “We are leveraging our scale and global presence to drive returns on our network, making solid progress on our operating priorities for 2018. First quarter highlights included new broadband contracts on our Intelsat EpicNG satellites in Africa and Asia, as well as a North American hosted payload program for the U.S. Government. In addition, we introduced a new shared services platform for our media customers that will drive incremental value at our video neighborhood in Central and Eastern Europe.”

Mr. Spengler continued, “Our two planned launches for the second half of 2018, Intelsat 38 and Horizons 3e, are further examples of creatively utilizing our global orbital rights for satellite partnerships, delivering capital expenditure efficiencies while providing for revenue continuity and high-performance inventory for growth.”

First Quarter 2018 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Network Services

Network services revenue was $198.6 million (or 37 percent of Intelsat’s total revenue) for the three months ended March 31, 2018, a decrease of 7 percent compared to the three months ended March 31, 2017. There was an immaterial effect from ASC 606 on our network services revenue.

Media

Media revenue was $239.3 million (or 44 percent of Intelsat’s total revenue) for the three months ended March 31, 2018, an increase of 6 percent compared to the three months ended March 31, 2017. Excluding the effects of ASC 606, media revenue was $222.5 million for the three months ended March 31, 2018, a decrease of 1 percent compared to the three months ended March 31, 2017.

Government

Government revenue was $97.3 million (or 18 percent of Intelsat’s total revenue) for the three months ended March 31, 2018, an increase of 6 percent compared to the three months ended March 31, 2017. Excluding the effects of ASC 606, government revenue was $89.1 million for the three months ended March 31, 2018, a decrease of 3 percent compared to the three months ended March 31, 2017.

Average Fill Rate

Intelsat’s average fill rate on our approximately 1,850 station-kept wide-beam transponders was 80 percent at March 31, 2018, compared to 79 percent as of December 31, 2017. In addition, our fleet includes approximately 1,150 36MHz units of high-throughput Intelsat EpicNG capacity, an increase from 825 units at December 31, 2017, reflecting the entry into service of Intelsat 37e early in the first quarter of 2018.

Satellite Launches

Intelsat has two additional satellite launches planned for the second half of 2018 on Arianespace. Intelsat 38, a satellite jointly built with Azerbaijan’s commercial satellite operator, Azercosmos OJSC, is designed to provide media and broadband services in Central and Eastern Europe, Africa, and Asia. The Horizons 3e satellite, Intelsat’s joint venture satellite with JSAT, completes the initial buildout of the Intelsat EpicNG high-throughput global network, providing service coverage in the Asia-Pacific region.

Contracted Backlog

At March 31, 2018, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $8.6 billion, including $1.0 billion attributable to ASC 606. Excluding the effects of ASC 606, contracted backlog was $7.6 billion, as compared to $7.8 billion at December 31, 2017.

Financial Results for the Three Months Ended March 31, 2018

On-Network revenues generally include revenue from any services delivered via our satellite and ground network. Off-Network and Other Revenues generally include revenue from transponder services, mobile satellite services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other revenues also include revenue from consulting and other services and sales of customer premises equipment.

Total revenue for the three months ended March 31, 2018 increased by $5.3 million, or 1 percent, as compared to the three months ended March 31, 2017. Excluding the impact of ASC 606 adjustments, total revenue for the three months ended March 31, 2018 decreased by $19.7 million, or 4 percent, as compared to the three months ended March 31, 2017. By service type, our revenues increased or decreased due to the following:

Total On-Network Revenues increased by $6.1 million to $497.6 million as compared to the three months ended March 31, 2017. Excluding the $25.5 million attributable to ASC 606, total on-network revenues declined by $19.3 million, or 4 percent, to $472.1 million:

•	Transponder services revenue of $395.7 million reflects an aggregate increase of $6.8 million, of which $23.7 million is attributable to ASC 606, comprised of $15.4 million and $8.2 million from the media and government businesses, respectively. Exclusive of these revenues attributable to ASC 606, transponder services declined by an aggregate amount of $16.9 million, due primarily to a net decrease in revenue from network services applications of $11.2 million, reflecting non-renewals and renewal pricing at lower rates for wide-beam services in Latin America and Europe, partially offset by growth in maritime and aeronautical mobility services on the Intelsat EpicNG platform. In addition, transponder services for media applications declined by $5.3 million, due to lower termination fees from certain customers in North America and lower revenues from cash basis customers as compared to the first quarter of 2017.

•	Managed services revenue of $100.7 million reflects an aggregate decrease of $0.2 million, of which $1.7 million was attributable to ASC 606, substantially all of which was related to the media business. Excluding the effects of ASC 606, managed services declined by $1.9 million, related in part to a $3.6 million decline in revenue from network services customers for point-to-point trunking, which are switching to fiber alternatives, and a $4.4 million decline related to a previously disclosed government contract which ended in the first quarter of 2017, offset somewhat by a $3.9 million increase in revenue from network services customers for mobility applications and a $1.6 million increase in revenue from managed media solutions.

Total Off-Network and Other Revenues reported an aggregate decline of $0.8 million, or a decrease of 2 percent, to $46.2 million, as compared to the three months ended March 31, 2017. Excluding adjustments attributable to ASC 606 of $0.4 million Off-Network and Other Revenues were effectively unchanged in the aggregate from the first quarter of 2017:

•	Transponder, MSS and other Off-Network services reported an aggregate decrease of $0.5 million, inclusive of a decrease of $0.4 million attributable to ASC 606 adjustments. Excluding this, Transponder, MSS and other Off-Network services decreased slightly from the first quarter of 2017, reflecting a $3.8 million decline in revenue for third party government applications in connection with a previously disclosed termination of a maritime contract, partially offset by an increase of $2.8 million from managed off-network revenues for network services and media services and an increase of $1.4 million in revenue from MSS services.

•	Satellite-related services reported a slight aggregate decrease of $0.4 million, primarily due to decreased revenue from professional services supporting third-party satellites.

For the three months ended March 31, 2018, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue (excluding depreciation and amortization) decreased by $1.9 million, or 2 percent, to $82.6 million for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. The decrease was primarily due to a decrease of $2.0 million in satellite-related insurance and licensing costs.

Selling, general and administrative expenses increased by $3.0 million, or 5 percent, to $60.3 million for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. The increase was primarily due to an increase of $5.4 million in professional fees primarily due to our liability management initiatives, and an increase of $1.6 million in bad debt expense, partially offset by a decrease of $3.7 million in staff-related expenses associated with lower share-based compensation.

Depreciation and amortization expense decreased by $12.7 million, or 7 percent, to $166.5 million, as compared to the three months ended March 31, 2017. The decrease was primarily related to a number of satellites becoming fully depreciated during the period, offset partially by new satellite and ground segment assets placed into service.

Interest expense, net consists of the interest expense we incur offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net increased by $36.2 million, or 15 percent, to $282.5 million for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. The increase in interest expense, net was principally due to an increase of $29.5 million related to the significant financing component identified in customer contracts in accordance with ASC 606. In addition, interest expense, net increased by $24.7 million primarily driven by our new debt issuances and amendments to our senior secured credit facility with higher interest rates, partially offset by certain debt repurchases in 2017, and an increase of $4.2 million from lower capitalized interest primarily resulting from decreased levels of satellites and related assets under construction. These increases were partially offset by a decrease of $21.5 million corresponding to the increase in fair value of the interest rate cap contracts we entered into in 2017 and hold.

The non-cash portion of total interest expense, net was $20.1 million for the three months ended March 31, 2018, due to the amortization of deferred financing fees, accretion and amortization of discounts and premiums, and interest expense related to the significant financing component identified in customer contracts in accordance with ASC 606, as well as the gain offset from the increase in the fair value of interest rate cap contracts we hold.

Other income, net was $4.4 million for the three months ended March 31, 2018, as compared to $1.3 million for the three months ended March 31, 2017. The increase of $3.1 million was primarily related to an increase in other income related to leased service activities.

Provision for income taxes increased by $15.6 million to $22.4 million for the three months ended March 31, 2018, as compared to the three months ended March 31, 2017. The increase was principally due to additional tax expense in our U.S. subsidiaries as a result of the U.S. Tax Cuts and Jobs Act, which was enacted on December 22, 2017. Cash paid for income taxes, net of refunds, totaled $2.2 million and $16.5 million for the three months ended March 31, 2018 and 2017, respectively.

Net Income (Loss), Net Income (Loss) per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net loss attributable to Intelsat S.A. was $66.8 million for the three months ended March 31, 2018, compared to net loss attributable to Intelsat S.A. of $34.6 million for the same period in 2017.

Net loss per diluted common share attributable to Intelsat S.A. was $0.56 for the three months ended March 31, 2018, compared to net loss per diluted common share of $0.29 for the same period in 2017.

EBITDA was $405.4 million for the three months ended March 31, 2018, compared to $398.1 million for the same period in 2017.

Adjusted EBITDA was $418.6 million for the three months ended March 31, 2018, or 77 percent of revenue, compared to $409.8 million, or 76 percent of revenue, for the same period in 2017. Excluding the effects of ASC 606, Adjusted EBITDA declined by 4 percent to $392.3 million, or 76 percent of revenue in the first quarter of 2018 as compared to the same period in 2017. Please see the table below for further detail of the impacts on Adjusted EBITDA as a result of ASC 606.

Free Cash Flow From (Used In) Operations

Net cash provided by operating activities was $80.9 million for the three months ended March 31, 2018, and free cash flow from operations1 was $16.6 million for the same period. Free cash flow from (used in) operations is defined as net cash provided by (used in) operating activities, less payments for satellites and other property and equipment (including capitalized interest) and other payments for satellites from financing activities. Payments for satellites and other property and equipment from investing activities during the three months ended March 31, 2018 was $68.0 million.

Financial Outlook 2018

Today, Intelsat reaffirmed its 2018 revenue, Adjusted EBITDA and capital expenditure guidance issued on February 26, 2018, in which the Company expects the following results, excluding the impact of ASC 606:

Revenue: Intelsat forecasts full-year 2018 revenue to be in a range of $2.060 billion to $2.110 billion.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full-year 2018 to be in a range of $1.560 billion to $1.605 billion.

Capital Expenditures: Intelsat issued its 2018 capital expenditure guidance for the three calendar years 2018 through 2020 (the “Guidance Period”). Over the next three years we are in a cycle of lower than average required investment due to timing of replacement satellites and smaller satellites being built.

We expect the following capital expenditure ranges:

•	2018: $375 million to $425 million;

•	2019: $425 million to $500 million; and

•	2020: $375 million to $475 million.

By early 2019, we plan to have completed the investment program in the current series of Intelsat EpicNG high-throughput satellites and payloads, thereby increasing our total transmission capacity. By the conclusion of the Guidance Period at the end of 2020, the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 5 percent, reflecting the net activity of satellites entering and leaving service during the Guidance Period. Capital expenditure incurrence is subject to the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Our capital expenditure guidance includes capitalized interest, which is expected to average approximately $40 million annually over the Guidance Period.

[1]	In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Q1 2018 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Tuesday, May 1, 2018 to discuss the Company’s first quarter financial results for the period ended March 31, 2018. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 7496268.

Participants will have access to a replay of the conference call through May 8, 2018. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 7496268.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: statements regarding our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our intention to maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint use of certain spectrum with the wireless sector in certain geographies; our expectations as to when the FCC may issue an NPRM and the potential timing of a final order with respect to our C-band Joint Use Proposal; guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allows us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control.

Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
Revenue	$538,484	$543,782
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	84,461	82,571
Selling, general and administrative	57,295	60,282
Depreciation and amortization	179,132	166,457

Total operating expenses	320,888	309,310

Income from operations	217,596	234,472
Interest expense, net	246,246	282,454
Gain on early extinguishment of debt	504	65
Other income, net	1,344	4,429

Loss before income taxes	(26,802)	(43,488)
Provision for income taxes	6,840	22,361

Net loss	(33,642)	(65,849)
Net income attributable to noncontrolling interest	(928)	(952)

Net loss attributable to Intelsat S.A.	$(34,570)	$(66,801)

Cumulative preferred dividends	—	—

Net loss attributable to common shareholders	$(34,570)	$(66,801)

Net loss per common share attributable to Intelsat S.A.:
Basic	$(0.29)	$(0.56)
Diluted	$(0.29)	$(0.56)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO EBITDA

($ in thousands)

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
Net loss	$(33,642)	$(65,849)
Add (Subtract):
Interest expense, net	246,246	282,454
Gain on early extinguishment of debt	(504)	(65)
Provision for income taxes	6,840	22,361
Depreciation and amortization	179,132	166,457

EBITDA	398,072	405,358

Effect of ASC 606 Adoption	—	(26,390)

EBITDA excluding ASC 606 adoption effect	$398,072	$378,968

EBITDA Margin	74%	75%
EBITDA Margin excluding ASC 606 adoption effect	74%	73%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME/(LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
Net loss	$(33,642)	$(65,849)

Add (Subtract):
Interest expense, net	246,246	282,454
Gain on early extinguishment of debt	(504)	(65)
Provision for income taxes	6,840	22,361
Depreciation and amortization	179,132	166,457

EBITDA	398,072	405,358

Add :
Compensation and benefits	4,902	1,303
Non-recurring and other non-cash items	6,864	11,979

Adjusted EBITDA	409,838	418,640

Effect of ASC 606 Adoption	—	(26,390)

Adjusted EBITDA excluding ASC 606 adoption effect	$409,838	$392,250

Adjusted EBITDA Margin	76%	77%
Adjusted EBITDA Margin excluding ASC 606 adoption effect	76%	76%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2017	As of March 31, 2018
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$525,215	$492,349
Restricted cash	16,176	18,905
Receivables, net of allowances of $29,669 in 2017 and $30,759 in 2018	221,223	226,714
Contract assets	—	48,589
Prepaid expenses and other current assets	56,862	26,567

Total current assets	819,476	813,124
Satellites and other property and equipment, net	5,923,619	5,835,893
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	349,584	339,964
Contract assets, net of current portion	—	94,470
Other assets	443,830	361,447

Total assets	$12,610,036	$12,518,425

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$116,396	$96,489
Taxes payable	12,007	31,841
Employee related liabilities	29,328	25,112
Accrued interest payable	263,207	285,833
Current portion of long-term debt	96,572	64,016
Contract liabilities	—	151,757
Deferred satellite performance incentives	25,780	29,203
Deferred revenue	149,749	—
Other current liabilities	47,287	46,636

Total current liabilities	740,326	730,887
Long-term debt, net of current portion	14,112,086	14,124,237
Contract liabilities, net of current portion	—	1,134,132
Deferred satellite performance incentives, net of current portion	215,352	232,988
Deferred revenue, net of current portion	794,707	—
Deferred income taxes	48,434	8,595
Accrued retirement benefits	191,079	187,635
Other long-term liabilities	296,616	66,458
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,196	1,206
Paid-in capital	2,173,367	2,175,441
Accumulated deficit	(5,894,659)	(6,073,622)
Accumulated other comprehensive loss	(87,774)	(87,189)

Total Intelsat S.A. shareholders’ deficit	(3,807,870)	(3,984,164)
Noncontrolling interest	19,306	17,657

Total liabilities and shareholders’ deficit	$12,610,036	$12,518,425

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018
Cash flows from operating activities:
Net loss	$(33,642)	$(65,849)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	179,132	166,457
Provision for doubtful accounts	(329)	1,266
Foreign currency transaction gain	(1,539)	(741)
Loss on disposal of assets	24	—
Share-based compensation	4,902	1,303
Deferred income taxes	(1,325)	(50)
Amortization of discount, premium, issuance costs and related costs	11,812	12,109
Gain on early extinguishment of debt	(504)	(65)
Amortization of actuarial loss and prior service credits for retirement benefits	893	1,224
Unrealized gains on derivatives and investments	—	(21,309)
Other non-cash items	18	(769)
Changes in operating assets and liabilities:
Receivables	6,653	(17,204)
Prepaid expenses, contract and other assets	(6,433)	(7,441)
Accounts payable and accrued liabilities	(39,932)	14,377
Accrued interest payable	85,078	22,626
Deferred revenue and contract liabilities	(23,408)	(22,250)
Accrued retirement benefits	(3,106)	(3,444)
Other long-term liabilities	70	617

Net cash provided by operating activities	178,364	80,857

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(178,473)	(68,027)
Purchase of cost method investments	(16,000)	—
Capital contributions to unconsolidated affiliates	(3,022)	(12,129)
Proceeds from insurance settlements	—	5,709
Other proceeds from satellites	—	3,750

Net cash used in investing activities	(197,495)	(70,697)

Cash flows from financing activities:
Payments on debt exchange	(14)	—
Repayments of long-term debt	—	(32,603)
Other payments for satellites	(18,333)	—
Principal payments on deferred satellite performance incentives	(4,570)	(7,109)
Dividends paid to noncontrolling interest	(2,500)	(2,601)
Other financing activities	503	1,233

Net cash used in financing activities	(24,914)	(41,080)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	696	783

Net change in cash, cash equivalents and restricted cash	(43,349)	(30,137)
Cash, cash equivalents, and restricted cash beginning of period	666,024	541,391

Cash, cash equivalents, and restricted cash end of period	$622,675	$511,254

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$149,724	$241,008
Income taxes paid, net of refunds	16,489	2,174
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$46,775	$14,447
Capitalization of deferred satellite performance incentives	27,325	28,161

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended March 31,	Three Months Ended March 31,
	2017	2018
Net cash provided by operating activities	$178,364	$80,857
Payments for satellites and other property and equipment (including capitalized interest)	(178,473)	(68,027)
Other proceeds from satellites from investing activities	—	3,750
Payments for satellites from financing activities	(18,333)	—

Free cash flow (used in) from operations	$(18,442)	$16,580

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and other payment for satellites from financing activities. Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

SUPPLEMENTARY TABLE

REVENUE BY CUSTOMER SET AND SERVICE TYPE

($ in thousands)

Intelsat management has reviewed the data pertaining to the use of the Intelsat network, and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

			Three Months Ended March 31, 2018
	Three Months Ended March 31, 2017		Revenues Without the Adoption of ASC 606		ASC 606 Adjustments	Revenues After the Adoption of ASC 606		Increase (Decrease) With Adoption of ASC 606	Percentage Change With Adoption of ASC 606	Increase (Decrease) Without Adoption of ASC 606	Percentage Change Without Adoption of ASC 606
Network Services	$212,933	39%	$198,554	38%	$34	$198,588	37%	$(14,345)	(7)%	$(14,379)	(7)%
Media	225,054	42	222,538	43	16,739	239,277	44	14,223	6	(2,516)	(1)
Government	91,919	17	89,075	17	8,239	97,314	18	5,395	6	(2,844)	(3)
Other	8,578	2	8,603	2	—	8,603	2	25	0	25	0

	$538,484	100%	$518,770	100%	$25,012	$543,782	100%	$5,298	1%	$(19,714)	(4)%

By Service Type

			Three Months Ended March 31, 2018
	Three Months Ended March 31, 2017		Revenues Without the Adoption of ASC 606		ASC 606 Adjustments	Revenues After the Adoption of ASC 606		Increase (Decrease) With Adoption of ASC 606	Percentage Change With Adoption of ASC 606	Increase (Decrease) Without Adoption of ASC 606	Percentage Change Without Adoption of ASC 606
On-Network Revenues
Transponder services	$388,878	72%	$371,937	72%	$23,759	$395,696	73%	$6,818	2%	$(16,941)	(4)%
Managed services	100,917	19	98,980	19	1,702	100,682	19	(235)	(0)	(1,937)	(2)
Channel	1,640	0	1,184	0	—	1,184	0	(456)	(28)	(456)	(28)

Total on-network revenues	491,435	91	472,101	91	25,461	497,562	92	6,127	1	(19,334)	(4)
Off-Network and Other Revenues
Transponder, MSS and other off- network services	35,439	7	35,432	7	(449)	34,983	6	(456)	(1)	(7)	(0)
Satellite-related services	11,610	2	11,237	2	—	11,237	2	(373)	(3)	(373)	(3)

Total off-network and other revenues	47,049	9	46,669	9	(449)	46,220	8	(829)	(2)	(380)	(1)

Total	$538,484	100%	$518,770	100%	$25,012	$543,782	100%	$5,298	1%	$(19,714)	(4)%